UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

CARLISLE HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: September 1, 2004	By:	/s/ P.T. OSBORNE
Philip T. Osborne
Company Secretary

Carlisle Holdings Limited

Annual Report 2004

A leader in business services

[GRAPHIC APPEARS HERE]

Carlisle

Carlisle Holdings Limited

Annual Report 2004

Corporate profile—Carlisle Holdings Limited is a leading provider of outsourced facilities services and staffing services in the United States, the United Kingdom and the Republic of Ireland. With more than 43,000 full and part-time employees, Carlisle serves more than 15,000 commercial, industrial, and municipal clients. The Company also has a financial services business in Belize.

Facilities Services US—Carlisle provides facilities services in the United States through its OneSource brand. OneSource is an industry leader with a long-standing service heritage and provides a full range of contract and on-demand facility service solutions to building owners, facility managers and property management firms in commer institutional and industrial markets.

Facilities Services UK and Ireland—In the United Kingdom and Ireland, Carlisle operates under the brand name Carlisle Facilities Services. The business provides a broad range of facilities services and offers clients solutions. The local, regional or national business serves clients mainly in the Transport, Public Sector and Retail industries. Within the Retail Services market the Company has a separate specialist brand offering retail merchandising services to leading food and DIY retailers.

Staffing Services—The Staffing Services division operates in the United Kingdom and Ireland and, through a number of specialist brands, provides temporary and permanent staff recruitment services to more than 5,000 clients in the public and private sectors. The division has a significant presence in the markets for Professional Services, Office and Industrial, Public Services, and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of over 7,000 workers employed. The Company has recently added an interest in the staffing markets for Scientific and Telecoms/Technology.

Financial Services—Carlisle operates The Belize Bank, the largest, full service commercial and retail bank in Belize, and other wholly-owned subsidiaries that provide a variety of banking and financial services to both domestic and international customers.

Carlisle Holdings Limited is a leader in the services sector in the United States and United Kingdom. Working to the highest quality standards, we partner with our clients to provide cost-effective and innovative service solutions that enable them to run their businesses more efficiently.

Contents

02—Letter to the Shareholders

04—Facilities Services US

06—Business Services UK & Ireland

10—Financial Services

11—Condensed Consolidated Financial Statements

16—Corporate Information

17—Shareholder Information

Letter to the Shareholders

Driving performance

During the past year, Carlisle’s divisions successfully combined an internal focus on efficiency with an external concentration on customer retention and attraction. The business in the US achieved its goals while the operations in the UK turned in a respectable performance in a tough climate. While carefully controlling costs, we continued to provide the high quality service solutions that help our customers run their businesses more successfully.

.

The markets for facilities services and staffing services were very competitive in fiscal 2004. In spite of this, OneSource made substantial progress and met expectations, achieving a reasonable organic sales growth rate. Facilities Services in the UK faced a particularly challenging environment and focused on process improvement and preparing the business for future market development. Staffing Services remained strong in many specialist markets and continued to win contracts for managed human resources solutions.

The financial services business continued with a strong performance and remains a leader in its market.

In February 2004, we successfully completed the sale of our telecommunications business in Belize which has provided us with financial flexibility to develop our businesses going forward.

Facilities Services—OneSource is now a much more efficient operation and achieved a three percent organic sales growth rate for the year. By partnering with our customers to ensure the level of service they require, management was successful in numerous competitive re-bid situations. In addition, the superior quality of our services was recognized when Pittsburgh International Airport finished first in the US in an Airport Passenger Satisfaction Study, largely as a result of the janitorial efforts of OneSource.

OneSource is well established as a commercial cleaning and building maintenance company but our services do not stop there. During the past year, our customers have benefited from innovations including automated inspection systems with web-based customer portals; paperless invoicing and centralized billing; and single point-of-contact national account programs with 24/7 on-demand service.

Management continues to focus on efficiency and innovation to ensure that we retain existing customers and are as competitive as possible in seeking new business. Significant new business wins during fiscal 2004 included the Massachusetts Bay Transportation Authority and Wild Adventures. Our ‘Intelligent Quote’ pricing model takes customer specifications and quality expectations into account and delivers a customized outsourced services program at the right price.

The Facilities Services business in the UK did not achieve growth but did continue to rationalize its internal structure and reduce costs. Our expertise in the Transport, Public Sector and Retail sectors is well established and led to some significant new business wins, most notably a contract to supply cleaning and associated services to Tesco at many locations throughout the UK. Retail Services enjoyed a successful year in the outsourced merchandising markets for the UK’s largest DIY retailers and is increasingly providing these services to food retailers.

Staffing Services—Carlisle Staffing Services faced a challenging market for overall jobs growth over the past year as demand for staff remained weak in many sectors. The division played to its strengths in the public sector and specialist niche markets. Recent wins of significant managed human resources contracts have required an investment in staff and systems that should contribute revenue and earnings growth in future quarters. Staffing Services has and will continue to pursue an effective acquisition and integration program; the recent acquisition of Professional Staff provides a presence in the Scientific and Telecoms/Technology sectors.

Financial Services—Financial Services, including The Belize Bank, delivered another year of strong operating results and maintained its leading market share. The Bank continues to increase its loan portfolio whilst maintaining tight cost controls.

Outlook—Carlisle’s services continue to grow and change with the business environment. Implementing new and efficient processes and being ready to scale our services to respond to customers’ needs is central to our success. We established considerable momentum in fiscal 2004 and are encouraged to see that continue into the new year.

I would like to thank management and staff who maintained high performance standards during the past year and whose daily contributions make us a leader in the services sector. We are well positioned to build value for our customers and our shareholders in the coming year.

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Lord Ashcroft, KCMG

Chairman

Facilities Services US

OneSource

During fiscal 2004, OneSource maintained a sharp focus on strategic initiatives including a controlled growth strategy, labor management and business process re-engineering.

Key achievements—OneSource achieved a three percent organic sales growth rate in a difficult economic environment. OneSource continued and expanded business relationships with several key clients including Saks Incorporated, MetLife and The Villages. A strong national account management reputation led to new business contracts with clients such as the Massachusetts Bay Transportation Authority and Wild Adventures.

OneSource continued its focus on key business initiatives and technology investments to bring integrated reporting systems and improved efficiency to its clients and employees. OneSource has developed proprietary labor cost control, customer information, accounts receivable and cash management systems. Recent deployment of these systems began in tandem with longer term re-engineering efforts and will continue as part of the Company’s strategic operating platform.

Today, OneSource contributes to each customer’s success through a variety of processes such as on-site industrial engineering evaluations, automated inspection systems with web-based customer portals and single point of contact national account programs with 24/7 on-demand service.

Looking ahead—The outlook for fiscal year 2005 will require a highly efficient overhead structure and leveraging technology to further optimize administrative environments and drive value into OneSource’s clients workflow and fiscal objectives. Development of the next generation of work order systems and inspection technologies will expedite information to the Company’s employees and customers, improving quality, further reducing costs and providing future value.

The facilities services industry has entered an environment of increasing regulation, compliance cost acceleration and insurance cost inflation. OneSource meets these challenges with an eye toward innovative problem solving. As a result, the Company’s re-engineering efforts are progressing in conjunction with its compliance programs and requirements. Investments in employee training programs and client instruction are planned to help offset anticipated higher cost environments.

OneSource’s vision is to partner with its clients to address their total cost management challenges and reshape the facilities services industry. OneSource will continue to develop new performance standards, more efficient methods and processes in order to provide ready-to-work customer environments.

OneSource is a leading provider of outsourced facilities services in the United States and Puerto Rico. A workforce of 31,000 service professionals provides cost-effective commercial cleaning, building maintenance, groundskeeping and managed specialty services for more than 10,000 commercial, institutional and industrial clients throughout 187 metropolitan areas in 45 states.

—Commercial cleaning

—Landscape and golf

—Airline and airport support services

—Engineering – operations and maintenance

—Tenant services

—Managed specialty services

Business Services UK & Ireland

Staffing Services

Staffing Services made progress throughout a difficult trading year during which the economic and competitive environment was challenging for contracted out labor services Against this background, the Company continued to further penetrate the sectors in which it specializes: Office, Industrial, Education, Health and Social Care and Professional. In addition, the recent acquisition of Professional Staff has given the Company a clear presence in the technical and professional sectors of the staffing industry – Scientific and Telecons Technology. The bulk of its business is concentrated in the temporary and contract staffing areas which tend to be less volatile even when demand for permanent placements is depressed.

Brands that work—The Staffing business markets a number of well-known and trusted brands. Celsian serves the education, health and social care industry providing staff to institutions and authorities in the public and voluntary sectors. Recruit is one of the leading providers of temporary and permanent workers in locations throughout the UK.

The quest to provide the highest quality services is evident in all of the Company’s Staffing operations. Another of its brands, Tate Office, won the ‘Best Office Support Agency’ award at the most recent Recruiter Awards for Excellence in the UK. Indigoselection serves the Accountancy, Finance, Insurance and Legal professions and has launched an upgraded website to provide the latest recruitment and employment news to each of those sectors.

Managed resourcing solutions—Staffing Services further expanded its Managed Human Resources Solutions business during the year. Important new long-term contracts were won with Luton Borough Council and Warner Bros. A large contract with KPMG was also added where the Company provides all temporary and permanent office, finance and creative services staff at 22 regional offices throughout the UK. Having established its reputation with these and other demanding clients, the Company is fully leveraging technology to improve efficiency and respond to the accelerating customer demand for resource management that it sees ahead. Carlisle goes beyond finding the right people by helping clients retain and motivate staff with skills assessment programs, on-site management and manpower planning and training.

Outlook—Staffing Services is well positioned to thrive as economic growth occurs. There is clear capacity for organic growth in the division and the Company will invest in the necessary resources to keep it competitive. Increasing requirements for flexible work arrangements and legislative complexity are also driving the market for outsourcing of staffing solutions and the Company looks forward to maintaining its existing client relationships and building new ones.

Carlisle Staffing Services operates in the UK and Ireland and provides temporary and permanent staff recruitment services as well as managed human resources solutions across a range of marketplaces. The principal strengths of the division are recognized and respected brand names, highly qualified management and staff and the ability to serve clients in many sectors.

—Office and administration

—Education

—Health and care

—Telecoms/Technology

—Scientific and pharmaceutical

—Professional services

—Industrial

Business Services UK & Ireland

Facilities Services

In fiscal 2004, UK Facilities Services faced a tough and competitive business climate. In order to improve their competitive marketing edge, the UK businesses were substantially reorganized by bringing the management teams of cleaning, related services and security closer together. The back office processes of these businesses have been integrated in one location to increase efficiency. The reorganization provides a clear opportunity to offer both single and multi-service solutions to clients. The UK business is now better structured to be price competitive and to take advantage of future market developments.

Talent and teamwork—The UK Facilities Services team is well qualified to serve the Transport, Public Sector and Retail markets with a range of cleaning, security and labor related services. It brings experts from these key disciplines together to develop the best solutions in the most cost-efficient way for its clients. Facilities Services achieved some notable business gains during the year. These included a new contract with Dairy Crest, where the company provides a range of labor related services to a large number of their UK locations and an expanded contract with the food retailer Tesco, a long-standing client, to increase significantly the geographical coverage of services provided.

During the year, significant progress has been made in the Transport Security division. A security partnership with Liverpool City Council worth over £1.5m per annum to provide mobile, static and events security was followed by a further contract to manage security on the Merseyside rail network. This solution combines physical and electronic security to reduce the incidence of route crime on the network.

Strong and growing—The separately managed Retail Services business had a successful year providing outsourced merchandising services for the UK’s largest DIY retailers and their suppliers. This operation is making excellent strides attracting new business as food retailers start to outsource merchandising activity. To further enhance skills in this area, Retail Services has recently opened a purpose built training facility equipped with the same shelving and products used in supermarkets and DIY chains so that merchandisers can train in a ‘true to life’ retail environment.

Outlook—Operational and systems improvement in Carlisle Facilities Services is an ongoing process that will be key in supporting a successful marketing strategy. This, together with its new organizational structure, will help take advantage of any growth opportunities ahead in the sectors it serves. Retail Services will further invest in customer development in the DIY sector and sees scope to broaden the business mix by expanding the outsourced merchandising offer to food retailers.

The Facilities Services business operates throughout the UK and Ireland at over 5,000 customer loctions. The business employs approximately 3,700 staff who provide contract cleaning and support services as well as more than 1,400 highly-trained officers who provide manned guarding services for retail and anti-terrorist security.

—Sector specialist cleaning services

—Manned guarding and security related services

—24 hour monitoring, control and support centre

—Retail merchandising

—Events management

Financial Services

Belize Bank

The Belize Bank Limited and other wholly owned subsidiary companies provide a full range of banking and financial services to domestic and international customers. The Bank also delivers a range of international financial products, including company formation, secretarial and investment services.

Market leader—The Belize Bank is the largest commercial banking operation in Belize with an approximate 46 percent share of loans and deposits. It is well placed to provide high quality professional services to satisfy the needs of both commercial and private clients at home and abroad. The division reported a record result last year. Belize Bank has by far the largest market share in Belize. In a banking industry comprised of five domestic banks it has the only branch network covering the entire country and it continues to lead the way by innovation in an increasingly sophisticated and competitive banking environment. The Belize Bank (Turks & Caicos) Limited, a wholly owned subsidiary of the Belize Bank, is now in its fifth year of operation and is progressing well.

Strength in diversity—The Bank’s loan portfolio is diversified to minimize the risk of exposure to a particular market segment. Commercial loans to major industries, including agriculture, tourism and distribution, account for approximately half of the portfolio. The balance is comprised principally of consumer loans and residential mortgages. Strict credit controls ensure that loan growth is balanced with sound loan quality.

Condensed Consolidated

Balance Sheets

At March 31	2004 $m	2003 $m
Assets
Service Businesses
Current assets:
Cash and cash equivalents	31.0	13.3
Trade accounts receivable – net	137.5	138.7
Other current assets	29.9	20.4

Total Service Businesses current assets	198.4	172.4
Property, plant and equipment – net	23.2	109.8
Associates	47.5	49.7
Goodwill and other intangibles – net	390.8	368.6
Other long-term assets	40.1	9.9

Total Service Businesses assets	700.0	710.4

Financial Services
Cash, cash equivalents and due from banks	22.9	26.1
Interest-bearing deposits with correspondent banks	40.0	52.3
Loans – net	304.5	265.3
Other assets	29.6	29.2

Total Financial Services assets	397.0	372.9

Total assets	1,097.0	1,083.3

Liabilities and shareholders’ equity
Service Businesses
Current liabilities:
Short-term debt	37.8	63.7
Accounts payable	15.5	18.3
Accrued personnel costs	48.6	46.5
Insurance reserves – current portion	20.3	19.1
Other current liabilities	36.7	39.9

Total Service Businesses current liabilities	158.9	187.5
Long-term debt	—	11.8
Insurance reserves – long-term portion	48.7	53.3
Other long-term liabilities	13.0	12.4
Minority interests	3.8	48.3

Total Service Businesses liabilities	224.4	313.3

Financial Services
Deposits	306.3	291.3
Long-term debt	15.0	—
Other liabilities	8.5	6.4

Total Financial Services liabilities	329.8	297.7

Total liabilities	554.2	611.0

Shareholders’ equity:
Share capital (ordinary shares of no par value – 61,765,820)	0.6	0.6
Additional paid-in capital	305.1	305.7
Treasury shares	(17.3)	(18.6)
Retained earnings	234.6	189.4
Cumulative other comprehensive income (loss)	19.8	(4.8)

Total shareholders’ equity	542.8	472.3

Total liabilities and shareholders’ equity	1,097.0	1,083.3

Condensed Consolidated

Statements of Income

Year ended March 31	2004 $m	2003 $m	2002 $m
Service Businesses
Net sales	1,126.4	1,139.5	1,191.0
Cost of sales	(974.9)	(976.6)	(1,020.7)
Selling, general and administrative expenses	(140.8)	(149.6)	(162.9)
Restructuring and other non-recurring items	—	(1.2)	(5.7)

Operating income – Service Businesses	10.7	12.1	1.7

Financial Services
Interest income	43.9	39.0	35.3
Interest expense	(12.0)	(9.2)	(8.2)

Net interest income	31.9	29.8	27.1
Provision for loan losses	(0.7)	(0.7)	(0.4)
Net non-interest expense	(1.3)	(1.6)	(2.0)
Restructuring and other non-recurring items	—	1.5	1.7

Operating income – Financial Services	29.9	29.0	26.4

Corporate expenses	(4.7)	(6.5)	(7.3)

Total operating income	35.9	34.6	20.8
Associates	4.2	4.9	3.1
Interest income	1.0	0.2	0.4
Interest expense	(3.5)	(5.8)	(6.4)

Income before income taxes	37.6	33.9	17.9
Income taxes	(0.9)	(1.6)	(3.2)

Income after income taxes	36.7	32.3	14.7
Minority interests	(1.2)	(1.0)	(0.6)

Income from continuing operations	35.5	31.3	14.1
Income from discontinued operations	9.7	4.9	9.1

Net income	45.2	36.2	23.2

Basic earnings per ordinary share	$0.76	$0.61	$0.39

Diluted earnings per ordinary share	$0.75	$0.61	$0.39

Condensed Consolidated Statements

of Changes in Shareholders’ Equity

	Share capital $m	Additional paid-in capital $m	Treasury shares $m	Retained earnings $m	Cumulative other comprehensive income (loss) $m	Total $m
At April 1, 2001	0.6	308.9	(23.7)	130.0	(18.2)	397.6
Net income	—	—	—	23.2	—	23.2
Purchase of treasury shares	—	—	(0.1)	—	—	(0.1)
Disposal of treasury shares	—	(1.2)	2.5	—	—	1.3
Currency translation adjustments	—	—	—	—	0.7	0.7
Minimum pension liability	—	—	—	—	(1.4)	(1.4)

At March 31, 2002	0.6	307.7	(21.3)	153.2	(18.9)	421.3
Net income	—	—	—	36.2	—	36.2
Disposal of treasury shares	—	(1.8)	2.7	—	—	0.9
Currency translation adjustments	—	—	—	—	15.6	15.6
Minimum pension liability	—	—	—	—	(1.5)	(1.5)
Other movements	—	(0.2)	—	—	—	(0.2)

At March 31, 2003	0.6	305.7	(18.6)	189.4	(4.8)	472.3
Net income	—	—	—	45.2	—	45.2
Purchase of treasury shares	—	—	(0.1)	—	—	(0.1)
Disposal of treasury shares	—	(0.7)	1.4	—	—	0.7
Currency translation adjustments	—	—	—	—	24.9	24.9
Minimum pension liability	—	—	—	—	(0.3)	(0.3)
Other movements	—	0.1	—	—	—	0.1

At March 31, 2004	0.6	305.1	(17.3)	234.6	19.8	542.8

Condensed Consolidated

Statements of Cash Flows

Year ended March 31	2004 $m	2003 $m	2002 $m
Cash flows from operating activities
Net income	45.2	36.2	23.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22.9	22.6	19.8
Discount amortization on insurance reserves	3.4	3.6	3.6
Restructuring and other non-recurring items	—	0.2	3.1
Provision for loan losses	0.7	0.7	0.4
Undistributed earnings of associates	2.2	(2.3)	(0.6)
Refinancing costs amortization	0.9	0.9	0.6
Deferred income taxes	0.8	—	—
Minority interests net of distributions	3.5	3.2	8.0
Gain on disposal of discontinued operations	(4.7)	—	—
Other	0.2	(1.0)	(0.4)
Changes in assets and liabilities:
Decrease in accounts receivable	1.3	33.0	24.7
(Increase) in other assets	(2.5)	(3.3)	(3.7)
(Decrease) increase in accounts payable	(1.3)	(0.1)	1.9
(Decrease) in accrued personnel costs	(0.2)	(0.1)	(4.5)
(Decrease) in insurance reserves	(6.8)	(8.1)	(3.3)
(Decrease) in other liabilities	(1.5)	(14.4)	(23.0)

Net cash provided by operating activities	64.1	71.1	49.8

Cash flows from investing activities
Purchase of property, plant and equipment	(17.8)	(40.6)	(24.9)
Disposal of property, plant and equipment	0.3	1.1	3.5
Disposal of associates and other investments	—	—	0.5
Acquisition of businesses	(0.8)	(5.4)	(17.7)
Disposal of discontinued operations	48.1	—	—
Decrease (increase) in interest-bearing deposits with correspondent banks	12.3	(14.7)	11.6
(Increase) in loans to customers	(39.3)	(37.6)	(55.8)
Other	—	—	(3.2)

Net cash provided (utilized) by investing activities	2.8	(97.2)	(86.0)

Cash flows from financing activities
Proceeds from long-term debt	1.0	10.2	—
Repayment of long-term debt	(3.0)	(25.8)	(8.7)
Debt refinancing costs	—	(0.4)	(0.4)
(Decrease) increase in short-term debt	(19.4)	(14.0)	11.5
(Increase) in restricted cash deposits	(46.6)	—	—
Increase in deposits	15.0	58.3	3.8
Net sale of treasury shares	0.7	0.9	1.2
Other	(0.3)	—	—

Net cash (utilized) provided by financing activities	(52.6)	29.2	7.4

Currency translation adjustments	0.2	0.5	0.1

Net change in cash, cash equivalents and due from banks	14.5	3.6	(28.7)
Cash, cash equivalents and due from banks at beginning of year	39.4	35.8	64.5

Cash, cash equivalents and due from banks at end of year	53.9	39.4	35.8

Cash – service businesses	31.0	13.3	20.0
Cash – financial services	22.9	26.1	15.8

	53.9	39.4	35.8

Condensed Segmental

Analysis

Year ended March 31	2004 $m	2003 $m	2002 $m
Business analysis
Net sales
Facilities Services	904.4	917.2	973.5
Staffing Services	222.0	222.3	217.5

	1,126.4	1,139.5	1,191.0

Operating income
Facilities Services	7.0	2.6	(8.2)
Staffing Services	3.7	9.5	9.9

	10.7	12.1	1.7
Financial Services	29.9	29.0	26.4
Corporate expenses	(4.7)	(6.5)	(7.3)

	35.9	34.6	20.8

Restructuring and other non-recurring items (included in operating income)
Facilities Services	—	0.9	4.9
Staffing Services	—	0.3	0.8

	—	1.2	5.7
Financial Services	—	(1.5)	(1.7)
Corporate	—	—	0.1

	—	(0.3)	4.1

Depreciation and amortization
Facilities Services	8.4	9.9	10.8
Staffing Services	2.7	2.2	1.5

	11.1	12.1	12.3
Financial Services	0.8	0.7	0.6
Corporate	0.1	0.1	0.1

	12.0	12.9	13.0
Discontinued operations	10.9	9.7	6.8

	22.9	22.6	19.8

Capital expenditures
Facilities Services	3.8	5.0	9.2
Staffing Services	1.4	3.0	3.1

	5.2	8.0	12.3
Financial Services	3.7	2.4	1.5
Corporate	—	—	0.3

	8.9	10.4	14.1
Discontinued operations	8.9	30.2	10.8

	17.8	40.6	24.9

Goodwill
Facilities Services	276.1	266.0	259.2
Staffing Services	114.7	101.8	91.0

	390.8	367.8	350.2
Discontinued operations	—	0.8	0.8

	390.8	368.6	351.0

Total assets
Facilities Services	475.4	419.9	445.8
Staffing Services	156.9	137.2	129.0

	632.3	557.1	574.8
Financial Services	397.0	372.9	306.8
Associates	47.5	49.7	47.4
Corporate	20.2	2.7	4.7

	1,097.0	982.4	933.7
Discontinued operations	—	100.9	81.3

	1,097.0	1,083.3	1,015.0

Condensed Segmental

Analysis continued

Year ended March 31	2004 $m	2003 $m	2002 $m
Geographical analysis
Net sales
United States	780.7	788.7	832.0
United Kingdom	345.7	350.8	359.0

	1,126.4	1,139.5	1,191.0

Operating income
United States	5.2	(2.1)	(11.1)
United Kingdom	5.5	14.2	12.8
Belize	25.2	22.5	19.1

	35.9	34.6	20.8

Total assets
United States	354.3	311.6	333.6
United Kingdom	278.0	245.6	241.2
Belize	464.7	425.2	358.9

	1,097.0	982.4	933.7
Discontinued operations	—	100.9	81.3

	1,097.0	1,083.3	1,015.0

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of Carlisle Holdings Limited

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Carlisle Holdings Limited and its subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2004 (not presented herein) appearing in the Annual Report on Form 20-F for the fiscal year ended March 31, 2004; and in our report dated June 30, 2004, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

[GRAPHIC APPEARS HERE]

PricewaterhouseCoopers LLP

London, United Kingdom

June 30, 2004

Corporate Information

Board of Directors Lord Ashcroft, KCMG—Chairman and Chief Executive Officer. Formerly Chairman and Chief Executive Officer of ADT Limited (1977 to 1997), a company listed on the New York Stock Exchange. He was Belize’s Permanent Representative to the United Nations until April 2000 and Treasurer of the Conservative and Unionist Party in the UK from 1998 to 2001. He is currently Assistant Treasurer of the International Democrat Union and Chairman of Trustees for a number of charities – Crimestoppers Trust, Industry in Education and Prospect Education (Technology) Trust Limited. In March 2000, he was appointed as a life peer in the British House of Lords and in June 2000 he was awarded a Knighthood (KCMG – Knight Commander of the Order of St. Michael and St. George) for public service to the community and country of Belize. In November 2001, he was invested as Chancellor of Anglia Polytechnic University (APU) in the UK.

Sir Edney Cain—Non-Executive Director and member of the Audit Committee. Sir Edney Cain is now in retirement after a distinguished career in the public service in Belize, which included positions as Financial Secretary to the Government of Belize, Governor of the Central Bank of Belize and Belize High Commissioner to the UK.

David Hammond—Non-Executive Deputy Chairman and Chairman of the Executive Committee of the Audit Committee. Mr Hammond is Chairman of BCA Holdings Limited. He was previously Deputy Chairman of ADT Limited from 1989 to 1996 and Director and Chairman of the Audit Committee of American Medical Response Inc. from 1993 to 1997. He was a member of the Competition Commission in the UK from 1995 to 2001. He is a Chartered Accountant and has over 30 years’ experience in the services industry.

Cheryl Jones—Director. Ms Jones was appointed Chief Executive Officer and Chairman of OneSource in April 2003. She was previously appointed as Executive Vice-President in June 2002 having joined OneSource as Senior Vice-President in June 2001. Prior to OneSource, she served as Senior Vice-President of National Linen Service, a subsidiary of National Service Industries, Inc. where she held a variety of senior management positions from 1994 to 2001.

Emory King—Non-Executive Director. Mr King is now in semi-retirement after a career in insurance and real estate. He is presently involved in publishing, printing and public relations. He is also a Justice of the Peace in Belize.

John Searle—Non-Executive Director and member of the Audit Committee. Mr Searle is Chairman and Managing Director of Belize Global Travel Services Limited which carries on the business of a travel agency and tourism.

Officers Peter Gaze—Executive Vice-President, Chief Financial Officer and Member of the Executive Committee. Mr Gaze has been Executive Vice-President and Chief Financial Officer of Carlisle Holdings Limited since 1998. He is a Fellow of the Institute of Chartered Accountants in England and Wales, having trained with the international accounting firm of PricewaterhouseCoopers in London. Prior to joining Carlisle, he was the Group Financial Controller of ADT Limited from 1990 to 1997.

Philip Osborne—Company Secretary. Mr Osborne has been Secretary of Carlisle Holdings Limited since 1993. He is a Solicitor and a member of the Law Society of England and Wales. Before joining Carlisle, he worked as a legal adviser to the London Stock Exchange and The Securities Association in the UK and for the international law firms of Clifford Chance and SJ Berwin & Co. He is a member of the Belize Bar and the country representative for Belize of the International Bar Association.

Richard Bradford—Carlisle Group UK and Ireland, Chief Executive. Mr Bradford joined Carlisle’s Staffing Services business as Chief Executive in 1997 from Exel plc where he had broad-ranging line management experience in different businesses in a range of roles from Branch Manager to Managing Director. This spanned an 11-year period, during which a significant time was also spent on secondment to McKinsey & Co. In 2001, he became Chief Executive of Carlisle’s operations in the UK and Ireland.

Philip Johnson—Financial Services, President. Mr Johnson has been President of Carlisle’s Financial Services businesses since 1995. Prior to joining Carlisle, he spent over ten years in a variety of commercial roles, including over seven years with Lonrho PLC, having previously qualified as a Chartered Accountant.

Shareholder Information

Market information—Carlisle Holdings Limited ordinary shares are currently traded in the Over-the-Counter Market and quoted on the NASDAQ National Market in the United States under the symbol ‘CLHL’ and on the Alternative Investment Market of the London Stock Exchange in the United Kingdom (‘AIM’) under the symbol ‘CLH’. The table below sets forth the quarterly high and low reported prices of the ordinary shares in US dollars.

	Range of ordinary share prices
	High $	Low $
Fiscal 2003
First Quarter	3.54	2.56
Second Quarter	3.48	1.83
Third Quarter	2.94	1.38
Fourth Quarter	3.38	2.46

Fiscal 2004
First Quarter	3.85	2.81
Second Quarter	6.50	3.58
Third Quarter	6.52	5.85
Fourth Quarter	6.55	5.59

Company websites	Investor information
www.carlisleholdings.com	Makinson Cowell (US) Limited
www.one-source.com	One Penn Plaza
www.carlislegroup.co.uk	250 W. 34th St., Suite 1935
New York
Registered office	New York 10119
60 Market Square	United States
Belize City	Telephone (212) 994 9044
Belize	inquiries@makinson-cowell.com
Central America
info@carlisleholdings.com	Nominated adviser
(for AIM in the UK)
Registrar and transfer agent	WestLB Panmure Limited
(in the USA)	Woolgate Exchange
The Bank of New York	25 Basinghall Street
101 Barclay Street, 11E	London EC2V 5HA
New York	United Kingdom
New York 10286
United States	Nominated broker
(for AIM in the UK)
Registrar and transfer agent	Fyshe Horton Finney
(in the UK)	Charles House
Capita Registrars	148–149 Great Charles Street
The Registry	Birmingham B3 3HT
Bourne House	United Kingdom
Beckenham
Kent BR3 4TU
United Kingdom

Co-transfer agent
The Belize Bank Limited
60 Market Square
Belize City
Belize
Central America

CARLISLE HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

CARLISLE HOLDINGS LIMITED

CARLISLE HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Carlisle Holdings Limited

We have audited the accompanying consolidated balance sheets of Carlisle Holdings Limited and its subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carlisle Holdings Limited and its subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

June 30, 2004

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Income

Year ended March 31	Notes	2004	2003	2002
		$m	$m	$m
Service Businesses
Net sales	3	1,126.4	1,139.5	1,191.0
Cost of sales		(974.9)	(976.6)	(1,020.7)
Selling, general and administrative expenses		(140.8)	(149.6)	(162.9)
Restructuring and other non-recurring items	4	—	(1.2)	(5.7)

Operating income - Service Businesses	3	10.7	12.1	1.7

Financial Services
Interest income		43.9	39.0	35.3
Interest expense		(12.0)	(9.2)	(8.2)

Net interest income		31.9	29.8	27.1
Provision for loan losses		(0.7)	(0.7)	(0.4)
Net non-interest expense	5	(1.3)	(1.6)	(2.0)
Restructuring and other non-recurring items	4	—	1.5	1.7

Operating income - Financial Services		29.9	29.0	26.4

Corporate expenses		(4.7)	(6.5)	(7.3)

Total operating income		35.9	34.6	20.8
Associates	12	4.2	4.9	3.1
Interest income		1.0	0.2	0.4
Interest expense		(3.5)	(5.8)	(6.4)

Income before income taxes		37.6	33.9	17.9
Income taxes	6	(0.9)	(1.6)	(3.2)

Income after income taxes		36.7	32.3	14.7
Minority interests		(1.2)	(1.0)	(0.6)

Income from continuing operations		35.5	31.3	14.1
Income from discontinued operations	7	9.7	4.9	9.1

Net income		45.2	36.2	23.2

Basic earnings per ordinary share:	8
Continuing operations		$0.60	$0.53	$0.24
Discontinued operations		$0.16	$0.08	$0.15

Net income		$0.76	$0.61	$0.39

Diluted earnings per ordinary share:	8
Continuing operations		$0.59	$0.53	$0.24
Discontinued operations		$0.16	$0.08	$0.15

Net income		$0.75	$0.61	$0.39

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Balance Sheets

At March 31	Notes	2004	2003
		$m	$m
Assets
Service Businesses
Current assets:
Cash and cash equivalents		31.0	13.3
Trade accounts receivable - net	9	137.5	138.7
Other current assets	10	29.9	20.4

Total Service Businesses current assets		198.4	172.4
Property, plant and equipment - net	11	23.2	109.8
Associates	12	47.5	49.7
Goodwill and other intangibles - net	13	390.8	368.6
Other long-term assets	14	40.1	9.9

Total Service Businesses assets		700.0	710.4

Financial Services
Cash, cash equivalents and due from banks	15	22.9	26.1
Interest-bearing deposits with correspondent banks		40.0	52.3
Loans - net	16	304.5	265.3
Other assets	17	29.6	29.2

Total Financial Services assets		397.0	372.9

Total assets		1,097.0	1,083.3

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Balance Sheets - (continued)

At March 31	Notes	2004	2003
		$m	$m
Liabilities and shareholders’ equity
Service Businesses
Current liabilities:
Short-term debt	18	37.8	63.7
Accounts payable		15.5	18.3
Accrued personnel costs		48.6	46.5
Insurance reserves - current portion	21	20.3	19.1
Other current liabilities	19	36.7	39.9

Total Service Businesses current liabilities		158.9	187.5
Long-term debt	20	—	11.8
Insurance reserves - long-term portion	21	48.7	53.3
Other long-term liabilities	22	13.0	12.4
Minority interests		3.8	48.3

Total Service Businesses liabilities		224.4	313.3

Financial Services
Deposits	23	306.3	291.3
Long-term debt	24	15.0	—
Other liabilities		8.5	6.4

Total Financial Services liabilities		329.8	297.7

Total liabilities		554.2	611.0

Commitments and contingencies	25

Shareholders’ equity:
Share capital (ordinary shares of no par value - 61,765,820)	26	0.6	0.6
Additional paid-in capital		305.1	305.7
Treasury shares	26	(17.3)	(18.6)
Retained earnings		234.6	189.4
Cumulative other comprehensive income (loss)		19.8	(4.8)

Total shareholders’ equity		542.8	472.3

Total liabilities and shareholders’ equity		1,097.0	1,083.3

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ Equity

	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Cumulative other comprehensive income (loss)	Total
	$m	$m	$m	$m	$m	$m
At April 1, 2001	0.6	308.9	(23.7)	130.0	(18.2)	397.6
Net income	—	—	—	23.2	—	23.2
Purchase of treasury shares	—	—	(0.1)	—	—	(0.1)
Disposal of treasury shares	—	(1.2)	2.5	—	—	1.3
Currency translation adjustments	—	—	—	—	0.7	0.7
Minimum pension liability	—	—	—	—	(1.4)	(1.4)

At March 31, 2002	0.6	307.7	(21.3)	153.2	(18.9)	421.3
Net income	—	—	—	36.2	—	36.2
Disposal of treasury shares	—	(1.8)	2.7	—	—	0.9
Currency translation adjustments	—	—	—	—	15.6	15.6
Minimum pension liability	—	—	—	—	(1.5)	(1.5)
Other movements	—	(0.2)	—	—	—	(0.2)

At March 31, 2003	0.6	305.7	(18.6)	189.4	(4.8)	472.3
Net income	—	—	—	45.2	—	45.2
Purchase of treasury shares	—	—	(0.1)	—	—	(0.1)
Disposal of treasury shares	—	(0.7)	1.4	—	—	0.7
Currency translation adjustments	—	—	—	—	24.9	24.9
Minimum pension liability	—	—	—	—	(0.3)	(0.3)
Other movements	—	0.1	—	—	—	0.1

At March 31, 2004	0.6	305.1	(17.3)	234.6	19.8	542.8

At March 31, 2004, additional paid-in capital is stated net of a balance comprising interest bearing, collateralized amounts receivable from certain officers of the Company, in respect of ordinary shares in Carlisle Holdings Limited (“CHL”) purchased at market price from CHL satisfied from CHL’s holding of treasury shares and in respect of amounts due on the exercise of CHL share options (note 26), of $2.6 million (2003 - $2.7 million; 2002 - $2.5 million).

Cumulative other comprehensive income (loss) comprises currency translation adjustments (March 31, 2004 - $26.1 million; 2003 - $1.2 million; and 2002 - $(14.4) million) and a minimum pension liability (March 31, 2004 - $(6.3) million; 2003 - $(6.0) million; and 2002 - $(4.5) million) (note 27).

At March 31, 2004, retained earnings included non-distributable statutory reserves in The Belize Bank Limited and its subsidiaries of $4.0 million (2003 - $3.0 million; 2002 - $2.1 million).

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ Equity - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Comprehensive income (net of tax):
Net income	45.2	36.2	23.2
Currency translation adjustments	24.9	15.6	0.7
Minimum pension liability	(0.3)	(1.5)	(1.4)

Total comprehensive income	69.8	50.3	22.5

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows

Year ended March 31	2004	2003	2002
	$m	$m	$m
Cash flows from operating activities
Net income	45.2	36.2	23.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22.9	22.6	19.8
Discount amortization on insurance reserves	3.4	3.6	3.6
Restructuring and other non-recurring items	—	0.2	3.1
Provision for loan losses	0.7	0.7	0.4
Undistributed earnings of associates	2.2	(2.3)	(0.6)
Refinancing costs amortization	0.9	0.9	0.6
Deferred income taxes	0.8	—	—
Minority interests net of distributions	3.5	3.2	8.0
Gain on disposal of discontinued operations	(4.7)	—	—
Other	0.2	(1.0)	(0.4)
Changes in assets and liabilities:
Decrease in accounts receivable	1.3	33.0	24.7
(Increase) in other assets	(2.5)	(3.3)	(3.7)
(Decrease) increase in accounts payable	(1.3)	(0.1)	1.9
(Decrease) in accrued personnel costs	(0.2)	(0.1)	(4.5)
(Decrease) in insurance reserves	(6.8)	(8.1)	(3.3)
(Decrease) in other liabilities	(1.5)	(14.4)	(23.0)

Net cash provided by operating activities	64.1	71.1	49.8

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Cash flows from investing activities
Purchase of property, plant and equipment	(17.8)	(40.6)	(24.9)
Disposal of property, plant and equipment	0.3	1.1	3.5
Disposal of associates and other investments	—	—	0.5
Acquisition of businesses	(0.8)	(5.4)	(17.7)
Disposal of discontinued operations	48.1	—	—
Decrease (increase) in interest-bearing deposits with correspondent banks	12.3	(14.7)	11.6
(Increase) in loans to customers	(39.3)	(37.6)	(55.8)
Other	—	—	(3.2)

Net cash provided (utilized) by investing activities	2.8	(97.2)	(86.0)

Cash flows from financing activities
Proceeds from long-term debt	1.0	10.2	—
Repayment of long-term debt	(3.0)	(25.8)	(8.7)
Debt refinancing costs	—	(0.4)	(0.4)
(Decrease) increase in short-term debt	(19.4)	(14.0)	11.5
(Increase) in restricted cash deposits	(46.6)	—	—
Increase in deposits	15.0	58.3	3.8
Net sale of treasury shares	0.7	0.9	1.2
Other	(0.3)	—	—

Net cash (utilized) provided by financing activities	(52.6)	29.2	7.4

Currency translation adjustments	0.2	0.5	0.1

Net change in cash, cash equivalents and due from banks	14.5	3.6	(28.7)
Cash, cash equivalents and due from banks at beginning of year	39.4	35.8	64.5

Cash, cash equivalents and due from banks at end of year	53.9	39.4	35.8

Cash - service businesses	31.0	13.3	20.0
Cash - financial services	22.9	26.1	15.8

	53.9	39.4	35.8

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Consolidated Statements of Cash Flows - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Supplemental cash flow information:
Cash paid for interest	5.4	5.8	6.3
Cash paid for income taxes	9.7	6.7	13.1

In connection with the acquisition of businesses net liabilities (assets) were assumed as follows:
Goodwill and other intangibles	0.8	5.5	17.8
Cash paid (net of cash assumed)	(0.2)	(5.4)	(17.7)
Deferred consideration paid	(0.6)	—	—
Deferred consideration accrued for	—	—	(1.2)

Net liabilities (assets) assumed	—	0.1	(1.1)

In connection with the disposal of discontinued operations net assets were disposed of as follows:
Cash received (net of cash transferred)	48.1	—	—
Gain on disposal	(4.7)	—	—

Net assets disposed (including goodwill and other intangibles)	43.4	—	—

In connection with the disposal of businesses net assets were disposed of as follows:
Loan notes received	—	3.4	—
Net assets disposed (including goodwill and other intangibles)	—	(3.4)	—

	—	—	—

See accompanying notes which are an integral part of these consolidated financial statements

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 1 - Description of business

Introduction

Carlisle Holdings Limited (“CHL”) is a company incorporated in Belize. CHL is a holding company with no independent business operations or assets other than its investment in its subsidiaries, associates, intercompany balances and holdings of cash and cash equivalents. CHL’s businesses are conducted through its subsidiaries.

Facilities services

The Facilities Services division operates in the United States under the name OneSource Holdings, Inc. (“OneSource”), and in the United Kingdom under the names Carlisle Cleaning Services Limited and Carlisle Facilities Services Limited both trading under the name Carlisle Facilities Services.

OneSource is a leading provider of outsourced facilities services, principally providing cleaning and value added building maintenance and support services to commercial, institutional and industrial facilities throughout the United States. Carlisle Facilities Services provides specialized contract cleaning and ancillary support services and specialist security services, principally manned guarding, to businesses principally in the retail, transport and public sectors in the United Kingdom.

Staffing services

The Staffing Services division, principally through Carlisle Staffing plc, a company incorporated in the United Kingdom, operates in the United Kingdom and the Republic of Ireland under a number of different brand names. The division provides temporary and permanent staff recruitment services as well as managed staffing services across a range of marketplaces. Subsequent to the year end, in April 2004, CHL acquired Ohsea Holdings Limited (note 28).

Financial services

Financial services are provided principally through The Belize Bank Limited (the “Bank”), a company incorporated and operating in Belize, as a full service commercial and retail banking operation.

Associates

CHL’s equity investment comprises 23.6 percent of Grupo Agroindustrial CB, S.A. and related companies (“NUMAR”), which have interests in agro-processing and distribution operations principally in Costa Rica.

Discontinued operations

In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications Limited (“Belize Telecommunications”) (note 7).

Discontinued operations comprise the Company’s telecommunication services division. Telecommunication services were provided principally through Belize Telecommunications, a company incorporated in Belize, which is a licensed provider of local, national and long distance telecommunication services in Belize.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies

Basis of consolidated financial statements

The consolidated financial statements have been prepared in United States dollars in accordance with generally accepted accounting principles in the United States and as described below. The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These management estimates include, among others, an allowance for doubtful receivables, estimates of future cash flows and discount rates associated with assets, asset impairments, and useful lives for depreciation and amortization, loss contingencies, income taxes and valuation allowances for deferred tax assets, insurance reserves and relevant discount rates, allowance for loan losses, and the determination of discount and other rate assumptions for pension obligations. Actual results could differ materially from those estimates. Certain figures at March 31, 2003 and for the years ended March 31, 2003 and 2002 have been reclassified to conform to the March 31, 2004 presentation, in particular the results of Belize Telecommunications have been reclassified as a discontinued operation for all reporting periods.

Principles of consolidation

The consolidated financial statements incorporate the financial statements of CHL and its subsidiaries (the “Company”). The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares. The results of subsidiary companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation.

Associates

For investments in which the Company owns or controls more than twenty percent of the voting shares, and over which it exerts significant influence over operating and financial policies, the equity method of accounting is used in the consolidated financial statements. The investment in associates is shown in the consolidated balance sheets as the Company’s proportion of the underlying net assets of these companies plus any goodwill attributable to the acquisitions less any write-off required for a permanent diminution in value. The consolidated statements of income include the Company’s share of net income of associates.

Currency translation

The reporting and functional currency of the Company is United States dollars. The results of subsidiaries and associates, which account in a functional currency other than United States dollars, are translated into United States dollars at the average rate of exchange for the year. The assets and liabilities of subsidiaries and associates which account in a functional currency other than United States dollars are translated into United States dollars at the rate of exchange ruling at the balance sheet date. Currency translation adjustments arising from the use of differing exchange rates from period to period are included as other comprehensive income in shareholders’ equity.

Gains and losses arising from currency transactions are included in the consolidated statements of income.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies - (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid instruments, with an original maturity of three months or less. As a result of the short-term maturity of these financial instruments their carrying value is approximately equal to their fair market value.

Inventories

Inventories principally comprise raw materials and consumables and are carried at the lower of cost or market value. Cost is determined on a first-in first-out basis.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided to write off the cost of the assets over their estimated useful lives, using the straight-line method, over the following periods:

Buildings	life of building, not exceeding 50 years
Leasehold improvements	term of lease
Machinery and equipment	3 to 20 years
Fixtures, fittings and office equipment	3 to 10 years

The carrying value of property, plant and equipment is evaluated periodically in relation to the operating performance and future cash flows of the underlying businesses. Where, in the opinion of the Company, a permanent diminution in the value of property plant and equipment has occurred, the amount of the diminution is recorded in the consolidated statements of income.

Repairs and maintenance costs are expensed as incurred. Gains and losses arising on the disposal of property, plant and equipment are included in the consolidated statements of income.

Goodwill and other intangibles

The goodwill that arises where the acquisition cost of subsidiaries and associates exceeds the fair values attributable to the underlying net assets is capitalized in the consolidated financial statements. Goodwill arising on the acquisition of associates is included in investment in associates. With effect from April 1, 2001, the Company applied the provisions of Statement of Financial Accounting Standards No. 142 - Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 eliminated the requirement to amortize goodwill and identifiable assets that have indefinite lives and initiated an annual review for impairment. Prior to adoption of SFAS 142, the Company amortized goodwill on a straight-line basis over its estimated useful life, covering periods not exceeding forty years.

The annual goodwill impairment review is carried out at a reporting unit level, which for the Company is considered to be at the segmental and geographical reporting level for each of its three service businesses, as applicable. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies - (continued)

fair market value. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair market value of a reporting unit’s goodwill with the carrying amount of that goodwill. The aggregate amount of any impairment loss is included in the consolidated statements of income.

The implied fair market value of a reporting unit and its related goodwill is measured by the Company principally by reference to present value techniques, comprising discounted cash flows, based on future revenue and margin projections and plans approved by the Company, with the discount rate based on a risk weighted average cost of capital.

Income taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the consolidated financial statements and tax bases of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Stock-based compensation

Stock-based employee compensation is accounted for under the intrinsic value based method of accounting (note 25).

Net sales

Net sales represent the invoiced value of services provided and goods supplied to outside customers net of sales-related taxes. Revenue from services or products is recognized in the consolidated statements of income as services are rendered or deliveries are made. Revenues derived from telecommunication services (discontinued operations) comprise telephone rental, network access and airtime usage, are billed monthly in arrears, and are recognized in the consolidated financial statements in the month in which the services are provided.

Loans and interest income recognition

Loans are stated at the principal amount outstanding, net of unearned income. Interest income is recorded on an accruals basis. When either the collectibility of principal or interest is considered doubtful, or payment of principal or interest is ninety days or more past due, loans are placed on non-accrual status and previously accrued but unpaid interest is charged against current year interest income.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 2 - Summary of significant accounting policies - (continued)

Allowance for loan losses

The Company’s consideration as to the adequacy of the allowance to provide for probable loan losses is based on a continuing review of the loan portfolio and includes, but is not limited to, consideration of the actual loan loss experience, the present and prospective condition of each borrower and its related industry, general economic conditions prevailing from time to time, and the estimated fair value of the related collateral. Loans are charged off against allowance for loan losses when the amounts are deemed to be uncollectible.

Recently issued accounting pronouncements

In January 2003, Financial Accounting Standards Board Interpretation No. 46 – ‘Consolidation of Variable Interest Entities’ was issued. This interpretation is effective for fiscal years beginning after June 15, 2003 and provides guidance for identifying a controlling interest in a variable interest entity established by means other than voting interests.

In April 2003, Statement of Financial Accounting Standards (‘SFAS’) No. 149 amending SFAS No. 133 on ‘Derivative Instruments and Hedging Activities’ was issued. This statement is generally effective for contracts entered into or modified after June 30, 2003 and amends and clarifies the accounting and reporting for derivative instruments and hedging activities.

In May 2003, SFAS No. 150 – ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ was issued. This statement is effective for financial instruments entered into or modified after May 31, 2003 and amends the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity and required that these instruments be classified as liabilities.

In December 2003, SFAS No. 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ was issued. This statement provides required additional disclosures for pensions and other postretirement benefits.

The Company does not consider that the impact of these statements and interpretations have had, or will have when effective, a material effect on the Company’s consolidated financial statements.

Note 3 - Segmental analysis

The Company is currently engaged in three service businesses, Facilities Services and Staffing Services principally in the United States and in the United Kingdom, and Financial Services principally in Belize, analysis of which is set out below.

In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications and this business has been classified as a discontinued operation for all reporting periods (note 7).

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 3 - Segmental analysis - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Business analysis

Net sales
Facilities Services	904.4	917.2	973.5
Staffing Services	222.0	222.3	217.5

	1,126.4	1,139.5	1,191.0

Operating income
Facilities Services	7.0	2.6	(8.2)
Staffing Services	3.7	9.5	9.9

	10.7	12.1	1.7
Financial Services	29.9	29.0	26.4
Corporate expenses	(4.7)	(6.5)	(7.3)

	35.9	34.6	20.8

Operating income for the year ended, March 31, 2003 included restructuring and other non-recurring items of $0.3 million credit (2002 - $4.1 million), of which $0.9 million (2002 – $4.9 million) related to the Facilities Services division, $0.3 million (2002 - $0.8 million) related to the Staffing Services division, $1.5 million credit (2002 - $1.7 million credit) related to the Financial Services division, and nil (2002 - $0.1 million) related to corporate matters (note 4).

Depreciation and amortization
Facilities Services	8.4	9.9	10.8
Staffing Services	2.7	2.2	1.5

	11.1	12.1	12.3
Financial Services	0.8	0.7	0.6
Corporate	0.1	0.1	0.1

	12.0	12.9	13.0
Discontinued operations	10.9	9.7	6.8

	22.9	22.6	19.8

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 3 - Segmental analysis - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Capital expenditures
Facilities Services	3.8	5.0	9.2
Staffing Services	1.4	3.0	3.1

	5.2	8.0	12.3
Financial Services	3.7	2.4	1.5
Corporate	—	—	0.3

	8.9	10.4	14.1
Discontinued operations	8.9	30.2	10.8

	17.8	40.6	24.9

Goodwill
Facilities Services	276.1	266.0	259.2
Staffing Services	114.7	101.8	91.0

	390.8	367.8	350.2
Discontinued operations	—	0.8	0.8

	390.8	368.6	351.0

Total assets
Facilities Services	475.4	419.9	445.8
Staffing Services	156.9	137.2	129.0

	632.3	557.1	574.8
Financial Services	397.0	372.9	306.8
Associates	47.5	49.7	47.4
Corporate	20.2	2.7	4.7

	1,097.0	982.4	933.7
Discontinued operations	—	100.9	81.3

	1,097.0	1,083.3	1,015.0

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 3 - Segmental analysis - (continued)

Year ended March 31	2004	2003	2002
	$m	$m	$m
Geographical analysis

Net sales
United States	780.7	788.7	832.0
United Kingdom	345.7	350.8	359.0

	1,126.4	1,139.5	1,191.0

Operating income
United States	5.2	(2.1)	(11.1)
United Kingdom	5.5	14.2	12.8
Belize	25.2	22.5	19.1

	35.9	34.6	20.8

Total assets
United States	354.3	311.6	333.6
United Kingdom	278.0	245.6	241.2
Belize	464.7	425.2	358.9

	1,097.0	982.4	933.7
Discontinued operations	—	100.9	81.3

	1,097.0	1,083.3	1,015.0

Belize total assets included, for convenience purposes, the investment in associates.

Note 4 - Restructuring and other non-recurring items

	2004	2003	2002
Year ended March 31	$m	$m	$m
Facilities Services	—	0.9	4.9
Staffing Services	—	0.3	0.8

	—	1.2	5.7
Financial Services	—	(1.5)	(1.7)
Corporate	—	—	0.1

	—	(0.3)	4.1

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 4 - Restructuring and other non-recurring items - (continued)

Service Businesses

During the year ended March 31, 2003, the Company incurred a net charge for restructuring and other non-recurring items of $1.2 million, of which $0.9 million related to the Facilities Services division, and $0.3 million related to the Staffing Services division.

During the year ended March 31, 2003, the Company continued to review its operational and administrative structure, following which a certain number of employees were terminated. The restructuring charge comprised employee severance and other associated costs for 102 executives and other employees of $1.5 million. The amounts paid and charged in the year ended March 31, 2004 against the provision for severance and other associated costs amounted to $0.2 million (2003 - $1.3 million). The restructuring charge was offset by a non-recurring net gain arising from the disposal of other assets of $0.3 million.

During the year ended March 31, 2002, the Company incurred a net charge for restructuring and other non-recurring items of $5.7 million, of which $4.9 million related to the Facilities Services division and $0.8 related to the Staffing Services division.

During the year ended March 31, 2002, the Company reviewed its operational and administrative structure, following which a certain number of employees were terminated and office closings effected. The restructuring charge comprised employee severance and other associated costs for 96 executives and other employees of $4.7 million, costs arising from the closure of certain operations of $0.9 million, and other restructuring costs of $0.7 million. The amounts paid and charged in the year ended March 31, 2004 against the provisions in the aforementioned categories amounted to $0.5 million (2003 - $2.6 million; 2002 - $3.2 million). The aggregate restructuring charge of $6.3 million was offset by a non-recurring net gain arising from the disposal of certain properties and other assets of $0.6 million.

During the year ended March 31, 2001, the Company incurred a net charge for restructuring and other non-recurring items of $9.2 million, of which $5.6 million related to non-recurring net gains on asset disposals. The amounts paid and charged in the year ended March 31, 2004 against the provisions for restructuring were $0.4 million (2003 - $0.2 million; 2002 - $1.3 million; 2001- $1.7 million).

Financial Services

During the year ended March 31, 2000, the Company disposed of its entire 50 percent interest in Belize International Services Limited, a financial and other services operation, for an aggregate initial consideration of $3.0 million. The Company was also entitled to receive deferred consideration of up to $3.6 million, contingent on certain future performance targets of BISL. During the year ended March 31, 2003, deferred consideration of $1.5 million (2002 - $1.3 million) was received and included within non-recurring items. No further deferred consideration is receivable on this disposal.

During the year ended March 31, 2002, the Company also disposed of certain properties and other assets that resulted in a non-recurring net gain of $0.4 million.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 5 - Net non-interest expense

Year ended March 31	2004	2003	2002
	$m	$m	$m
Non-interest income:
Foreign exchange income and commissions	3.4	2.8	2.7
Customer service and letter of credit fees	2.0	1.8	1.8
Credit card fees	1.0	0.9	0.9
Other financial and related services	1.8	1.5	1.5
Other income	0.6	0.5	0.3

	8.8	7.5	7.2

Non-interest expense:
Salaries and benefits	(5.4)	(5.2)	(4.5)
Premises and equipment	(1.9)	(1.7)	(1.6)
Other expenses	(2.8)	(2.2)	(3.1)

	(10.1)	(9.1)	(9.2)

Net non-interest expense	(1.3)	(1.6)	(2.0)

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 6 - Income taxes

(i) The provision for income taxes in the consolidated statements of income was as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Current income taxes:
Federal	—	(1.8)	—
State and local	(1.0)	0.2	0.2
Non-US taxes	1.1	3.2	3.0

	0.1	1.6	3.2

Deferred income taxes:
US taxes	1.7	—	—
Non-US taxes	(0.9)	—	—

	0.8	—	—

Income tax provision	0.9	1.6	3.2

During the year ended March 31, 2004, the Company recorded a $1.0 million US state and local income tax credit comprising a $1.4 million tax repayment arising from a reassessment of the Company’s state tax liabilities and a $0.4 million state and local income tax charge for the year.

During the year ended March 31, 2003, the Company recorded a US federal income tax credit of $1.8 million principally relating to repayments of income taxes arising from one-time carry-backs of net operating losses arising in prior years.

(ii) Income before income taxes included the following components:
Year ended March 31	2004	2003	2002
	$m	$m	$m
US income (loss)	5.6	(2.3)	(11.7)
Non-US income	32.0	36.2	29.6

Income before income taxes	37.6	33.9	17.9

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 6 - Income taxes - (continued)

(iii) The reconciliation between notional US federal income taxes at the statutory rate (35 percent) on consolidated income before income taxes and the Company’s income tax provision was as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Notional US federal income tax at the statutory rate	13.2	11.9	6.3
Adjustments to reconcile to the Company’s income tax provision:
Valuation allowance	4.0	8.7	4.6
Non-US net earnings	(15.9)	(18.4)	(8.8)
Other	(0.4)	(0.6)	1.1

Income tax provision	0.9	1.6	3.2

A portion of net income is not subject to tax by virtue of the Company’s status as a Public Investment Company under the International Business Companies Act, 1990 of Belize, as amended by the International Business Companies (Amendment) Act, 1995 of Belize.

(iv) The significant temporary timing differences that gave rise to the net deferred income tax balance were as follows:
At March 31	2004	2003
	$m	$m
Assets:
Provision for insurance reserves	18.7	19.8
Provision for estimated costs and expenses	62.9	51.7
Net operating losses	72.4	52.6

	154.0	124.1
Valuation allowance	(133.8)	(112.9)

	20.2	11.2
Liabilities:
Intangible and other assets	(19.3)	(9.5)

Net deferred income tax balance (note 10)	0.9	1.7

The net change in the total valuation allowance for the year ended March 31, 2004 was an increase of $20.9 million (2003 - $22.8 million), principally arising from an increase in net operating losses, whose realization is dependent upon generating sufficient taxable income prior to expiration of the net operating loss carryforwards.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 7 - Discontinued operations

In February 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications for an aggregate cash consideration of $57.0 million. The Company’s share of Belize Telecommunications’ net income up to the date of disposal has been included in income from discontinued operations for all reporting periods. The net gain on disposal of Belize Telecommunications amounted to $4.7 million and has been included in income from discontinued operations for the year ended March 31, 2004.

Financial information for Belize Telecommunications was as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Net sales	50.6	55.2	55.5
Operating income	16.6	19.2	26.4
Income taxes	(7.4)	(8.4)	(8.7)
Net income	9.7	4.9	9.1

Note 8 - Earnings per ordinary share
Year ended March 31	2004	2003	2002
	$m	$m	$m
Basic and diluted earnings per ordinary share:

Income from continuing operations	35.5	31.3	14.1
Income from discontinued operations	9.7	4.9	9.1

Net income	45.2	36.2	23.2

Year ended March 31	2004	2003	2002
	Number	Number	Number
Weighted average number of ordinary shares -
Basic earnings per ordinary share	59,508,692	59,225,816	58,907,622
Share options (note 26)	427,503	—	—

Weighted average number of ordinary shares
Diluted earnings per ordinary share	59,936,195	59,225,816	58,907,622

The weighted average effect of 2,646,479 (2003 - 16,278,965; 2002 - 10,409,415) share options and warrants has been excluded from the calculation of diluted earnings per ordinary share, since they are anti-dilutive under the treasury method of earnings per share calculation.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 9 - Trade accounts receivable - net

At March 31	2004	2003
	$m	$m
Billed	127.0	134.0
Unbilled	13.1	11.5

	140.1	145.5
Less: allowance for doubtful receivables	(2.6)	(6.8)

	137.5	138.7

	Balance at beginning of year	Subsidiaries acquired (disposed)	Additions charged to income	Deductions - primarily write-offs	Balance at end of year
	$m	$m	$m	$m	$m
Allowance for doubtful receivables:

Year ended March 31, 2002	24.7	0.1	9.1	(24.0)	9.9

Year ended March 31, 2003	9.9	—	3.7	(6.8)	6.8

Year ended March 31, 2004	6.8	(1.3)	1.8	(4.7)	2.6

Allowance for doubtful receivables at March 31, 2001 included a one-time allowance of $19.2 million, utilized and written-off in the year ended March 31, 2002, that resulted from a billing system conversion and consequent problems in invoice collection at OneSource.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 10 - Other current assets

At March 31	2004	2003
	$m	$m
Restricted cash deposits	14.3	—
Prepaid expenses	12.0	8.7
Deferred income taxes (note 6)	0.9	1.7
Inventories	—	4.2
Deferred refinancing costs	—	0.9
Other current assets	2.7	4.9

	29.9	20.4

In connection with the refinancing of certain debt obligations of the Company, certain fees and expenses were incurred. These refinancing costs have been amortized through interest expense in the consolidated statements of income over the life of the Company’s debt obligations. The refinancing costs amortization for the years ended March 31, 2004, 2003 and 2002 were $0.9 million, $0.9 million and $0.6 million, respectively.

At March 31, 2004, other current assets and other long-term assets (note 14) included restricted cash deposits of $14.3 million and $32.3 million, respectively. During the year ended March 31, 2004, the Company substituted and pledged certain cash deposits to support the Company’s self-insurance program replacing letters of credit which had been issued to support the estimated insurance liability (notes 20 and 21). In view of the restriction as to the use and availability of the cash deposits to the Company, the balance cannot be classified as a cash and cash equivalent and it has therefore been classified within current and non-current assets in accordance with its terms.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 11 - Property, plant and equipment - net

At March 31	2004	2003
	$m	$m
Cost:
Land and buildings	6.2	22.6
Leasehold improvements	6.9	5.9
Machinery and equipment	26.5	156.2
Fixtures, fittings and office equipment	39.2	36.6

Total cost	78.8	221.3

Accumulated depreciation:
Land and buildings	0.8	2.5
Leasehold improvements	4.6	3.8
Machinery and equipment	21.8	82.8
Fixtures, fittings and office equipment	28.4	22.4

Total accumulated depreciation	55.6	111.5

Net book values	23.2	109.8

Total capital expenditures for the years ended March 31, 2004, 2003 and 2002 were $14.1 million, $38.2 million and $23.4 million, respectively. Total depreciation expense for the years ended March 31, 2004, 2003 and 2002 was $22.1 million, $21.9 million and $19.2 million, respectively.

Note 12 - Associates

At March 31	2004	2003
	$m	$m
Associate - NUMAR	47.5	49.7

Year ended March 31	2004	2003	2002
	$m	$m	$m
Share of associates’ earnings:
NUMAR	4.2	4.9	3.1

Total dividends receivable during the year	6.4	2.6	2.5

Associates comprise companies in respect of which fair market values are not readily available, but they are considered by the Company to exceed the carrying amounts.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 12 - Associates - (continued)

At March 31, 2004, the accumulated undistributed earnings of associates included in the consolidated retained earnings of the Company were $29.2 million (2003 - $31.4 million; 2002 - $29.1 million).

Summarized combined unaudited financial information for associates was as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Net sales	194.4	189.4	170.7
Gross profit	48.6	47.0	38.5
Income from continuing operations	19.3	18.3	13.5
Net income	19.3	18.3	13.5

At March 31	2004	2003
	$m	$m
Current assets	79.8	88.2
Non-current assets	192.2	207.1
Current liabilities	53.2	46.4
Non-current liabilities	34.3	55.0

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 13 - Goodwill and other intangibles - net

	Facilities Services	Staffing Services	Telecommunication Services	Total
	$m	$m	$m	$m
At April 1, 2002
Cost	281.5	95.6	0.8	377.9
Accumulated amortization (iii)	(22.3)	(4.6)	—	(26.9)

Net book values at April 1, 2002	259.2	91.0	0.8	351.0

Additions - year ended March 31, 2003 (i)	2.3	3.2	—	5.5
Disposals - year ended March 31, 2003 (ii)	(1.4)	—	—	(1.4)
Currency translation adjustments	5.9	7.6	—	13.5

Net book values at March 31, 2003	266.0	101.8	0.8	368.6

Additions - year ended March 31, 2004 (i)	0.6	0.2	—	0.8
Disposals - year ended March 31, 2004 (ii)	—	—	(0.8)	(0.8)
Currency translation adjustments	9.5	12.7	—	22.2

Net book values at March 31, 2004	276.1	114.7	—	390.8

(i)	During the year ended March 31, 2004, the Company made a small number of acquisitions in both the Facilities Services and Staffing Services divisions for an aggregate cash consideration (including deferred consideration in respect of prior year acquisitions) of $0.8 million, which was financed from cash on hand. There are no future payments contingent on performance targets. These acquisitions have been accounted for using the purchase method. Accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. This allocation resulted in goodwill and other intangibles of $0.8 million arising during the year ended March 31, 2004.

During the year ended March 31, 2003, the Company made a certain number of acquisitions in both the Facilities Services and Staffing Services divisions for an aggregate cash consideration (including deferred consideration in respect of prior year acquisitions) of $5.4 million, which was financed from cash on hand, or from the Company’s bank credit facility, with further payments of up to $0.7 million contingent on certain future performance targets. These acquisitions have been accounted for using the purchase method. Accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. The allocation resulted in goodwill and other intangibles of $5.5 million arising during the year ended March 31, 2003.

(ii)	During the year ended March 31, 2004, CHL disposed of its entire 52.5 percent interest in Belize Telecommunications (note 7). The net assets disposed of included goodwill and other intangibles of $0.8 million.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 13 - Goodwill and other intangibles - net - (continued)

During the year ended March 31, 2003, the Company disposed of its entire interest in the share capital of a Facilities Services landscape business for an aggregate consideration of $4.2 million. The consideration was principally satisfied by the receipt of an interest bearing, collateralized loan note (discounted). The net assets disposed of included goodwill and other intangibles of $1.4 million.

(iii)	With effect from April 1, 2001, the Company applied the provisions of SFAS 142, which eliminated the requirement to amortize goodwill and initiated an annual review for impairment. Accordingly, there was no goodwill amortization expense for the years ended March 31, 2004, 2003 and 2002.

As required by SFAS 142, the Company undertakes an annual goodwill impairment review. The annual review is performed during the fourth quarter of the financial year, after completion of the Company’s annual forecasting process. A goodwill impairment review was performed during the years ended March 31, 2004, 2003 and 2002, as a result of which no impairment of goodwill has arisen.

Note 14 - Other long-term assets

At March 31	2004	2003
	$m	$m
Restricted cash deposits (note 10)	32.3	—
Other long-term assets	7.8	9.9

	40.1	9.9

Note 15 - Cash, cash equivalents and due from banks

At March 31	2004	2003
	$m	$m
Cash in hand	4.8	5.3
Balances with the Central Bank of Belize	13.4	18.0
Amounts in the course of collection	4.7	2.8

	22.9	26.1

The Bank is required to maintain an average minimum non-interest bearing deposit balance with the Central Bank of Belize equal to 6 percent of the average deposit liabilities of the Bank. At March 31, 2004, the actual amount was 6.3 percent. In addition, the Bank must maintain an average aggregate of approved liquid assets (which include the average minimum non-interest bearing deposit balance maintained with the Central Bank of Belize) equal to 24 percent of the average deposit liabilities of the Bank. At March 31, 2004, the actual amount was 31.3 percent.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 16 - Loans - net

At March 31	2004	2003
	$m	$m
Loans (net of unearned income):
Commercial, financial and agricultural	149.9	116.5
Real estate - mortgage	111.6	105.1
Real estate - construction	13.0	10.5
Consumer	34.8	37.9

	309.3	270.0

Allowance for loan losses:
Commercial, financial and agricultural	(2.1)	(2.0)
Real estate - mortgage	(1.4)	(0.4)
Real estate - construction	(0.1)	(0.8)
Consumer	(1.2)	(1.5)

	(4.8)	(4.7)

Loans (net of unearned income and allowance for loan losses):
Commercial, financial and agricultural	147.8	114.5
Real estate - mortgage	110.2	104.7
Real estate - construction	12.9	9.7
Consumer	33.6	36.4

Loans (net of unearned income and allowance for loan losses)	304.5	265.3

Unearned income at March 31, 2004 amounted to $3.8 million (2003 - $4.5 million).

The maturity ranges of loans outstanding at March 31, 2004 are shown in the table below. All loans, other than consumer loans, are legally repayable on demand, however they are disclosed below as if they run to their full maturity.

	Due in one year or less	Due after one year through five years	Due after five years	Total
	$m	$m	$m	$m
Commercial, financial and agricultural	60.8	36.6	52.5	149.9
Real estate - mortgage	14.0	30.4	67.2	111.6
Real estate - construction	5.0	0.8	7.2	13.0
Consumer	10.1	13.2	11.5	34.8

	89.9	81.0	138.4	309.3

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 16 - Loans - net - (continued)

Non-accrual loans at March 31, 2004 amounted to $8.5 million (2003 - $7.7 million). The interest income which would have been recorded during the year ended March 31, 2004 had all non-accrual loans been current in accordance with their terms was approximately $1.4 million (2003 - $1.1 million; 2002 - $1.4 million).

The Bank measures its estimates of impaired loans in accordance with Statement of Financial Accounting Standards No. 114 - Accounting by Creditors for Impairment of a Loan, as amended by Statement of Financial Accounting Standards No. 118 - Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Under the Bank’s accounting policy for loan loss provisioning, the Company evaluates the probability of an impairment loss when a loan is classified as non-accrual. An impairment loss is recognized and fully provided for if the recorded amount of the non-accrual loan exceeds the estimated fair value of the underlying collateral less costs to sell. The majority of the Bank’s loan portfolio is fully collateralized. Interest income on impaired loans is recognized only when payments are received and the Company considers that the loan will remain performing.

At March 31, 2004, the amount of impaired loans outstanding in which the Company considers that there was a probability of a loss totalled $6.6 million, with related specific allowances, after taking into consideration related collateral, of $4.8 million. There were no impaired loans without allowances. The average amount of loans outstanding in which the Company considers there was a probability of a loss during the year ended March 31, 2004 was $6.9 million. Interest is not recognized on any loan classified as non-accrual.

As a result of the nature of these financial instruments, the estimated fair market value of the loan portfolio is considered by the Company to approximate its carrying value.

Commercial, financial and agricultural loans at March 31, 2004 included loans of $1.4 million (2003 - $0.9 million) to certain officers and employees of the Company at preferential rates of interest varying between 4.0 percent and 8.5 percent per annum, repayable over varying periods not exceeding 25 years.

At March 31, 2004, the Bank held 407,698 ordinary shares of CHL as collateral for certain loans provided.

Changes in the allowance for loan losses were as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
At beginning of year	4.7	4.6	5.1

Provision charged to income	0.7	0.7	0.4
Charge-offs	(0.6)	(0.6)	(0.9)

	0.1	0.1	(0.5)

At end of year	4.8	4.7	4.6

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 17 - Other assets

At March 31	2004	2003
	$m	$m
Cost:
Land and buildings	9.8	7.7
Fixtures, fittings and office equipment	6.7	5.5

Total cost	16.5	13.2
Less: total accumulated depreciation	(5.3)	(4.9)

Property, plant and equipment - net	11.2	8.3
Government of Belize securities	11.6	11.6
Other assets	6.8	9.3

	29.6	29.2

Total capital expenditures for the years ended March 31, 2004, 2003 and 2002 were $3.7 million, $2.4 million and $1.5 million, respectively. Total depreciation expense for the years ended March 31, 2004, 2003 and 2002 was $0.8 million, $0.7 million and $0.6 million, respectively.

Government of Belize securities bear interest at 9.0 percent per annum, are classified as being held-to-maturity, and are carried at cost which, as a result of the short-term maturity (within a twelve month period) of these financial instruments, is approximately equal to their fair market value.

Note 18 - Short-term debt

At March 31	2004	2003
	$m	$m
Bank and acceptance facilities	9.2	19.1
Revolving credit facility	28.6	—
Short-term portion of long-term debt (note 20)	—	44.6

	37.8	63.7

In March 2004, OneSource entered into a new $55 million collateralized, revolving credit facility which can be used for general working capital purposes and letters of credit up to a maximum of $15 million. The agreement has a term of three years, expiring on March 17, 2007 and is collateralized by a security interest and lien on principally all of OneSource’s assets including accounts receivable. Amounts drawn under the terms of the facility bear interest at LIBOR plus a margin. At March 31, 2004, the weighted average interest amounted to 4.9 percent per annum.

Under the terms of the facility, OneSource is required to maintain certain financial and other covenants, including restrictions on OneSource’s ability to incur additional indebtedness, limitations on certain payments, restrictions on capital expenditure and certain other financial covenants applicable to OneSource, including a minimum EBITDA level and a minimum fixed charge coverage ratio. Amounts available under the facility are based on a percentage of eligible accounts receivable. At March 31, 2004, $37.7 million was available, of

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 18 - Short-term debt - (continued)

which $28.6 million was drawn together with letters of credit amounting to $6.2 million with expiration dates up to and including March 31, 2005. The letters of credit approximately reflect fair market value as a condition of their underlying purpose. The Company expects the counterparts to fully perform under the terms of the agreement. The credit facility has been classified as a current liability because the agreement contains a subjective acceleration clause and the lender also has access to OneSource’s lockbox arrangements.

In March 2004, the Company entered into a new $11 million, collateralized, short-term bank overdraft facility available to the Company’s operations in the United Kingdom, which can be used for general working capital purposes and letters of credit/guarantees up to a maximum of $1.8 million. At March 31, 2004, no amounts had been drawn under the facility and $1.6 million had been utilized in the form of certain letters of credit, bonds, guarantees and indemnities arising in the ordinary course of business issued by the bank on behalf of the Company. Amounts drawn or utilized under the facility bear interest at LIBOR plus a margin.

Note 19 - Other current liabilities

At March 31	2004	2003
	$m	$m
Accruals	17.5	19.0
Income taxes	3.4	6.2
State, local and other taxes	12.3	12.5
Restructuring reserves	—	1.1
Other current liabilities	3.5	1.1

	36.7	39.9

Note 20 - Long-term debt

At March 31	2004	2003
	$m	$m
Revolving credit facility (i)	—	41.3
Term loans (ii)	—	15.1

	—	56.4
Less short-term portion of long-term debt (note 18)	—	(44.6)

	—	11.8

(i)	In March 2000, Carlisle Finance S.A., a wholly owned financing subsidiary of CHL incorporated in Luxembourg, entered into a $250 million bank credit agreement (as amended). The agreement had a term of four years and expired on March 30, 2004 and was guaranteed on an unconditional, unlimited and irrevocable joint and several basis by CHL and certain of CHL’s operating subsidiaries. The facility was also collateralized by a first priority lien on the capital stock of each guarantor, except CHL, and on certain other property and assets, including receivables, of each guarantor. In September 2000, the bank credit agreement

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 20 - Long-term debt - (continued)

was amended and reduced to a total facility of $210 million. In December 2001, the Company’s obligations under the bank credit agreement were transferred to Carlisle Finance (Iceland) ltd., a wholly owned subsidiary of Carlisle Finance, S.A., incorporated in Iceland. In September 2002, the bank agreement was amended to reduce the available facility, over a period of time, to $140 million in September 2002, $135 million in December 2002 and $130 million in June 2003.

The amounts available under this multi-currency, revolving credit facility were able to be borrowed and re-borrowed. The facility was used for (a) general working capital purposes and (b) letters of credit up to a maximum of $60 million (principally in respect of the Company’s self-insurance program), or such greater amount if approved by the lenders.

At March 31, 2003, $41.3 million was drawn under the facility (all denominated in US dollars), together with letters of credit amounting to $60.3 million with expiration dates up to and including March 2004.

Amounts drawn under the terms of the facility bore interest at LIBOR plus a margin.

The bank credit agreement contained certain financial and operating covenants, including restrictions on certain of CHL’s subsidiaries’ ability to incur additional indebtedness, limitations on certain payments, restrictions on acquisitions, and certain other financial covenants applicable to the Company, including a minimum debt to total shareholders’ equity ratio, a minimum level of total shareholders’ equity and a minimum interest coverage ratio. The agreement also contained a change in control clause, including a condition that Lord Ashcroft, KCMG, the controlling shareholder in and Chairman of CHL, should continue to have an interest (directly or indirectly) in at least two-thirds of his March 30, 2000 shareholding in CHL.

The bank credit agreement also permitted up to an additional $30 million to be lent to the Company through non-collateralized, short-term overdraft facilities, the effect of which was to reduce the amount available to the Company under the $135 million available facility. At March 31, 2003, two such overdraft facilities were in place (a) a $5 million credit line to OneSource, of which nil had been drawn; and (b) an $18.1 million credit facility available to the Company’s operations in the United Kingdom, of which $2.7 million had been drawn, and $1.7 million utilized in the form of certain letters of credit, bonds, guarantees and indemnities arising in the ordinary course of business, issued by the bank on behalf of the Company. These drawn amounts were included in short-term debt at March 31, 2003 (note 18). The interest rates on these bank and acceptance facilities are based on LIBOR plus a margin.

In March 2004, in accordance with its terms, all amounts outstanding under the bank credit agreement and the short-term overdraft facilities were repaid in full and the facilities were terminated.

(ii) At March 31, 2003, Belize Telecommunications had two US dollar denominated term bank loans: (a) $4.9 million repayable in monthly installments through April 2007. The loan was collateralized by a letter of commitment and the assignment of certain of Belize Telecommunications’ receivables, and bore interest at LIBOR plus 2.5 percent per annum; and (b) $10.2 million repayable in ten equal semi-annual installments through October 2007. The total amount available to be drawn by Belize Telecommunications under this facility was $11.5 million. The loan was guaranteed by the Bank and bore interest at LIBOR plus 0.5 percent per annum.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 20 - Long-term debt - (continued)

In addition, Belize Telecommunications had a collateralized bank overdraft facility of $6.0 million, of which $5.5 million had been drawn at March 31, 2003 and was included in short-term debt (note 18). The interest rate on this bank and acceptance facility was 13 percent per annum.

Note 21 - Insurance reserves

At March 31	2004	2003
	$m	$m
Current portion	20.3	19.1
Long-term portion	48.7	53.3

	69.0	72.4

The Company is self-insured in the United States for workers’ compensation, general liability and automobile liability coverage. However, the Company has umbrella insurance coverage for certain risk exposures subject to specified limits. Estimated actuarially calculated liabilities and provisions under self-insurance programs are based upon historical loss experience, and are recorded at the net present value of the estimated obligations. The discount rate used to calculate the net present value is the estimated risk free rate for investments with maturities matching the anticipated payment pattern of the obligations. The discount rate used to estimate the liability at March 31, 2004 was 4.7 percent (2003 - 5.0 percent). The discount amortization charged in the consolidated statements of income for the years ended March 31, 2004, 2003 and 2002 was $3.4 million, $3.6 million and $3.6 million, respectively. The independent actuarial valuations were carried out by Alliance Actuarial Services, Inc. In connection with certain self-insurance agreements, at March 31, 2004 the Company had issued guarantor bonds in the amount of $28.3 million (2003 – $28.3 million) (note 25) and letters of credit supporting the estimated liability in the amount of nil (2003 - $53.2 million) (note 20). During the year ended March 31, 2004, the Company substituted and pledged certain cash deposits to support the Company’s self-insurance program replacing letters of credit issued to support the estimated insurance liability. At March 31, 2004, the restricted cash deposits amounted to, in aggregate, $46.6 million (notes 10 and 14).

Note 22 - Other long-term liabilities

At March 31	2004	2003
	$m	$m
Pensions (note 27)	4.0	3.7
Deferred compensation (note 27)	4.2	2.7
Other long-term liabilities	4.8	6.0

	13.0	12.4

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 23 - Deposits

At March 31	2004	2003
	$m	$m
Certificates of deposit	181.4	156.1
Demand deposits	83.2	87.9
Savings deposits	41.7	47.3

	306.3	291.3

The maturity distribution of certificates of deposit of $0.1 million or more was as follows:

At March 31	2004	2003
	$m	$m
3 months or less	53.8	67.8
Over 3 and to 6 months	13.7	12.1
Over 6 and to 12 months	66.3	29.4
Deposits less than $0.1 million	47.6	46.8

	181.4	156.1

Included in certificates of deposit at March 31, 2004 were $88.6 million (2003 - $63.7 million) of certificates of deposit denominated in US dollars. Included in demand deposits at March 31, 2004 were $48.6 million (2003 - $43.8 million) of demand deposits denominated in US dollars.

As a result of the short-term maturity of these financial instruments their carrying value is considered by the Company to approximately equal their fair market value.

Note 24 - Long-term debt

At March 31	2004	2003
	$m	$m
Notes payable	15.0	—

In November 2003, the Bank issued a five-year, non-collateralized, $15.0 million note payable. Interest is payable annually at 9.0 percent per annum and the principal amount is repayable in full on November 18, 2008. The estimated fair market value of long-term debt is considered by the Company to approximate its carrying value.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 25 - Commitments and contingencies

Service Businesses

(i) The Company leases land, buildings, motor vehicles and other equipment under various contracts. The future total minimum rental payments required under operating leases that have remaining non-cancellable lease terms in excess of one year at March 31, 2004 are as follows:

$m
2005	11.7
2006	7.6
2007	4.7
2008	2.4
2009	1.1
Thereafter	3.9

31.4

The net operating lease rental charge for the years ended March 31, 2004, 2003 and 2002 included in the consolidated statements of income was $17.8 million, $17.3 million and $16.3 million, respectively.

(ii) Financial instruments which potentially subject the Company to concentrations of credit risk principally consist of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Company’s trade receivables primarily result from its core businesses and reflect a broad customer base. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. As a consequence, concentrations of credit risk are considered to be limited.

(iii) At March 31, 2004, the Company had issued guarantor surety, performance and other bonds of $61.6 million (2003 - $63.7 million), of which $28.3 million (2003 - $28.3 million) related to the Company’s self-insurance arrangements (note 21).

(iv) At March 31, 2004, the Company was a defendant in a number of pending legal and other proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on the consolidated results of operations and cash flows or the consolidated financial position of the Company.

Financial Services

(i) Financial instruments which potentially subject the Bank to concentrations of credit risk principally consist of cash, cash equivalents and due from banks and loans due from customers. The Bank places its cash, cash equivalents and due from banks with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Bank’s loans due from

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 25 - Commitments and contingencies - (continued)

customers primarily result from its core business and reflects a broad customer base, although there are certain concentrations by economic activity. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Substantially all of the Bank’s loan portfolio is also fully collateralized. As a consequence, concentrations of credit risk are considered to be limited.

(ii) The Bank is a party to financial instruments with off-balance-sheet risks in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. The Bank grants short-term credit facilities to customers for periods of up to twelve months generally to meet customers’ working capital requirements. These facilities are repayable on demand and are subject to review at any time. In practice, such reviews are carried out at periodic intervals agreed with the customer. Outstanding commitments to extend credit at March 31, 2004 amounted to $27.2 million (2003 - $17.2 million).

Since many of the commitments are expected to expire without being drawn upon in full, and because of the fluctuating aspect of the facilities, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral required by the Bank for the extension of credit is based on the Bank’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The terms of such guarantees do not normally exceed more than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds similar collateral to that held for the short-term facilities described above and such commitments are generally fully collateralized. Outstanding standby letters of credit and financial guarantees written at March 31, 2004 amounted to $21.4 million (2003 - $15.9 million).

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital

At March 31	2004	2003	2002
	$m	$m	$m
Authorized
Ordinary shares:
100,000,000 shares of no par value	—	—	—

Preference shares:
14,000,000 shares of $1.00 each	14.0	14.0	14.0

Total authorized	14.0	14.0	14.0

Issued and outstanding
Ordinary shares:
61,765,820 shares of no par value	0.6	0.6	0.6

Subsequent to the year end, in April 2004, CHL issued 788,220 ordinary shares in connection with the acquisition of Ohsea Holdings Limited (note 28).

1998 Shareholder Warrants

In October 1998, Portland Holdings Limited (“Portland”), a company incorporated in Belize which is controlled by Lord Ashcroft, entered into a guaranteed subscription agreement with the Company which financed the cash element of the consideration for a number of acquisitions and to provide funding for the future development and expansion of the Company. In consideration for Portland entering into the subscription agreement referred to above, CHL agreed to issue to Portland a series of 1998 shareholder warrants to subscribe for 7,690,228 ordinary shares in CHL at a price of £4.55 per share, exercisable at any time up to October 28, 2003. On October 28, 2003, 7,690,228 warrants lapsed unexercised in accordance with their terms.

1994 Shareholder Warrants

The 1994 shareholder warrants to subscribe for 92,920 ordinary shares in CHL were exercisable at any time up to February 7, 2004 as follows: 23,230 at an exercise price of £8.61, 23,230 at an exercise price of £10.33, 23,230 at an exercise price of £12.06 and 23,230 at an exercise price of £15.50. On February 7, 2004, 92,920 warrants lapsed unexercised in accordance with their terms.

Preference Shares

In December 1997, 0.5 million preference shares of $1.00 were designated as Series A preference shares, pursuant to the Shareholder Rights Agreement referred to below, which have been reserved for issuance upon exercise of the said rights. The rights attaching to the balance of 13.5 million preference shares, none of which are issued and outstanding, as to designation, dividends, return of capital, redemption, conversion, voting and otherwise shall be determined by the board of directors of CHL on or before the time of allotment.

In December 1997, CHL adopted a Shareholder Rights Agreement (the “Agreement”) which became effective in February 1998. Under the Agreement, each CHL ordinary shareholder received a distribution of one right

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

for each CHL ordinary share held. In May 1999, CHL resolved that, as a result of a three for one stock split, the number of rights associated with each ordinary share in issue be adjusted from one to one-third.

Each right entitles the holder to purchase from CHL shares of a new series of A preference shares at an initial purchase price of $90 per one hundredth of a Series A preference share. The rights will become exercisable and will detach from the ordinary shares a specified period of time after any person becomes the beneficial owner of 15 percent or more of CHL’s ordinary shares, or commences a tender or exchange offer which, if consummated, would result in any person becoming the beneficial owner of 15 percent or more of CHL’s ordinary shares. The rights did not become exercisable on account of any person being the beneficial owner of 15 percent or more of CHL’s ordinary shares when the Agreement was adopted, but become exercisable if such a person increases their beneficial ownership after that time.

If any person becomes the beneficial owner of 15 percent or more of CHL’s ordinary shares, or if any person who was already the beneficial owner of 15 percent or more of CHL’s ordinary shares when the Agreement was adopted increases their beneficial ownership, each right will enable the holder, other than the acquiring person, to purchase, for the rights purchase price, CHL ordinary shares having a market value of twice the rights purchase price.

If, following an acquisition of 15 percent or more of CHL’s ordinary shares, CHL is involved in any merger, or other business combination, or sells or transfers more than 50 percent of its assets or earnings power, each right will entitle the holder to purchase, for the rights purchase price, ordinary shares, of the other party to such transaction, having a market value of twice the rights purchase price.

CHL may redeem all of the rights at a price of $0.01 per right at any time prior to the specified period of time after a person has become the beneficial owner of 15 percent or more of CHL’s ordinary shares. The rights will expire in December 2007 unless exercised or redeemed earlier. The holders of the rights have no rights as a shareholder of CHL, including the right to vote and to receive dividends.

The movement in treasury shares, at cost, held since April 1, 2001 has been as follows:

	Number	$m
At April 1, 2001	3,012,196	23.7
Purchase (i)	13,236	0.1
Disposal (ii)	(316,300)	(2.5)

At March 31, 2002	2,709,132	21.3
Disposal (iii)	(338,450)	(2.7)

At March 31, 2003	2,370,682	18.6
Purchase (iv)	12,000	0.1
Disposal (v)	(183,249)	(1.4)

At March 31, 2004	2,199,433	17.3

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

(i) The purchase of treasury shares included 9,000 ordinary shares returned by certain officers of the Company on their resignation.

(ii) The disposal of treasury shares comprised (a) 237,868 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $1.9 million; (b) 75,523 ordinary shares issued on exercise of warrants; and (c) 2,909 ordinary shares issued for other purposes.

(iii) The disposal of treasury shares comprised (a) 295,852 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $0.9 million; and (b) 42,598 ordinary shares issued for other purposes.

(iv) The purchase of treasury shares comprised 12,000 ordinary shares returned by certain officers of the Company on their resignation.

(v) The disposal of treasury shares comprised 183,249 ordinary shares issued in connection with OneSource’s defined contribution pension plan obligations for an aggregate cash consideration of $0.7 million.

The Company has, from time to time, utilized surplus available funds to purchase treasury shares at times when shares have become available at a share price which represented an attractive purchase opportunity. Certain of the treasury shares have been subsequently reissued to finance acquisitions or satisfy the exercise of share options and warrants.

CHL has granted employee share options which are issued under a number of fixed share option plans and schemes which reserve ordinary shares for issuance to the Company’s executives, officers and key employees. The majority of options have been granted under the CHL 1997 Long-Term Incentive Plan (the “Incentive Plan”). The Incentive Plan is administrated by a committee of the board of directors of CHL. Options are generally granted to purchase CHL ordinary shares at prices which equate to or are above the market price of the ordinary shares on the date the option is granted. Conditions of vesting are determined at the time of grant but options are generally vested and become exercisable for a period of between three and ten years from the date of grant, and all have a maximum term of ten years.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

	Number of share options	Weighted average exercise price	Weighted average market price	Estimated weighted average fair value at date of grant
Outstanding at April 1, 2001	1,829,432	$10.08

Lapsed - fiscal 2002	624,701	$8.79

Outstanding at March 31, 2002	1,204,731	$10.75

Lapsed - fiscal 2003	724,187	$11.61

Outstanding at March 31, 2003	480,544	$9.47

Granted at more than market price	1,000,000	$3.00	$2.99	$1.94

Lapsed - fiscal 2004	93,125	$11.53

Outstanding at March 31, 2004	1,387,419	$4.67

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

At March 31, 2004	Options outstanding
Range of exercise prices	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$3.00 to $7.39	1,000,000	$3.00	3.5 years
$7.40 to $9.99	254,653	$7.50	1.2 years
$10.00 to $20.34	132,766	$11.86	0.3 years

	1,387,419	$4.67	2.8 years

Options outstanding at March 31, 2004 included 387,419 options currently exercisable at a weighted average exercise price of $8.99.

Statement of Financial Accounting Standards No. 123 - Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS 148, allows companies to measure compensation cost in connection with share option plans and schemes using a fair value based method, or to continue to use the intrinsic value based method which generally does not result in a compensation cost. The Company has decided to continue to use the intrinsic value based method and no compensation cost has been recorded. Had the fair value based method been adopted consistent with the provisions of SFAS 123, the Company’s proforma net income and proforma earnings per ordinary share would have been as follows:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Reported net income	45.2	36.2	23.2
Compensation cost (net of tax)	(0.3)	—	—

Net income - proforma	44.9	36.2	23.2

Reported basic earnings per ordinary share	$0.76	$0.61	$0.39

Reported diluted earnings per ordinary share	$0.75	$0.61	$0.39

Basic earnings per ordinary share - proforma	$0.75	$0.61	$0.39

Diluted earnings per ordinary share - proforma	$0.75	$0.61	$0.39

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 26 - Share capital - (continued)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended March 31	2004
Expected stock price volatility	80 percent
Risk-free interest rate	2.7 percent
Expected dividend yield	nil percent
Expected life of options	4.5 years

The effects of applying SFAS 123 in these proforma disclosures are not indicative of future amounts, although additional awards in future years are anticipated. There were no options granted during the years ended March 31, 2003 and 2002.

Note 27 - Pensions and other plans

OneSource operates a non-contributory, funded, defined benefit pension plan covering substantially all of its non-union employees. Benefits are provided based upon a formula, as defined in the plan documentation, using an employee’s length of service and average compensation. In 1989, OneSource elected to freeze the plan, whereby no additional benefits are earned by plan members. The net pension expense included the following components:

Year ended March 31	2004	2003	2002
	$m	$m	$m
Interest cost on projected benefit obligations	0.6	0.6	0.6
Expected return on plan assets	(0.4)	(0.5)	(0.6)
Net amortization and deferral	0.4	0.2	0.2

Net pension expense	0.6	0.3	0.2

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 27 - Pensions and other plans - (continued)

The following table sets forth the actuarial present value of projected and accumulated benefit obligations and funded status of the plan.

Year ended March 31	2004	2003
	$m	$m
Changes in benefit obligations:
At beginning of year	8.9	8.5
Interest cost	0.6	0.6
Benefits paid	(0.8)	(0.8)
Actuarial movement	0.9	0.6

At end of year	9.6	8.9

Changes in plan assets:
At beginning of year	5.2	6.1
Actual return on plan assets	0.6	(0.6)
Employer contributions	0.5	0.5
Benefits paid	(0.8)	(0.8)

At end of year	5.5	5.2

Funded status:
Benefit obligations in excess of plan assets	(4.0)	(3.7)
Unrecognized net gain	6.5	6.3
Unrecognized prior service costs	(0.2)	(0.3)

	2.3	2.3

Benefit cover	57%	58%

Amounts recognized in the balance sheet were as follows:
Net pension liability (note 22)	(4.0)	(3.7)
Cumulative other comprehensive income (minimum pension liability)	6.3	6.0

	2.3	2.3

Change in minimum pension liability	0.3	1.5

The actuarial assumptions for the expected long-term rate of return on plan assets and weighted average discount rate used in determining the actuarial present value of benefit obligations for 2004 were 8.0 percent and 5.8 percent, respectively (2003 - 8.0 percent and 6.5 percent, respectively). The independent actuarial valuations were carried out by AON Consulting Group, using the projected unit credit method of calculation. The expected long-term rate of return on plan assets is derived from a periodic study of historical rates of return on various asset classes included in OneSource’s target pension plan asset allocation. It is OneSource’s policy to adjust, on an annual basis, the weighted average discount rate used to determine the benefit obligations to approximate rates on high quality, long-term bond obligations.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 27 - Pensions and other plans - (continued)

The plan’s asset allocation was as follows:

	2004 percent	2003 percent
At March 31
Equity securities	50	44
Bonds (fixed interest securities)	50	56

	100	100

Employer contributions for the year ending March 31, 2005 are estimated to be approximately $0.2 million.

The following benefit payments, which reflect expected future service, are estimated to be approximately:

$m
2005	0.7
2006	0.6
2007	0.6
2008	0.6
2009	0.7
2010 to 2014	3.0

OneSource also has a defined contribution pension plan which has adopted the salary deferral provisions of Section 401(k) of the United States Internal Revenue Code (IRC). Non-union employees with at least one year qualified service may participate in the plan by contributing up to 15 percent of their salary, the maximum amount set by the IRC. OneSource makes matching contributions equal to 50 percent of each participant’s elective contributions, to a maximum of 2.5 percent of eligible compensation, for employees with at least two years of qualified service. During the years ended March 31, 2004, 2003 and 2002, OneSource made matching contributions of $0.6 million, $0.6 million and $0.8 million, respectively.

OneSource also has a non-qualified, funded deferred compensation plan for certain employees not eligible to participate in the defined contribution plan described above. Under this plan, such individuals may elect to defer payment of salary and bonus on a pre-tax basis. The deferral must total at least one percent of the participant’s eligible compensation for each plan year in order to participate in the plan, up to a maximum of 30 percent of such compensation, or such smaller percentage as may be established by OneSource. OneSource makes matching contributions equal to 50 percent of each participant’s elective contributions, to a maximum of 5 percent of the participant’s eligible compensation. During the years ended March 31, 2004, 2003 and 2002, OneSource made matching contributions of $0.1 million, $0.1 million and $0.2 million, respectively. Included in other long-term liabilities at March 31, 2004 was $4.2 million (2003 - $2.7 million) (note 22) for these accumulated obligations.

OneSource also participates in several multi-employer defined contribution and defined benefit pension plans covering substantially all union employees. During the years ended March 31, 2004, 2003 and 2002, OneSource made contributions of $7.2 million, $7.5 million and $8.1 million, respectively, to these plans.

CARLISLE HOLDINGS LIMITED

Notes to Consolidated Financial Statements

Note 27 - Pensions and other plans - (continued)

The Company operates various defined contribution pension plans in the United Kingdom and Belize which cover a number of salaried employees of the facilities services, staffing services, and financial services operations. In general, the plans provide benefits at normal retirement age based on a participant’s individual accumulated fund including any additional voluntary contributions. The Company’s pension contribution expense for the years ended March 31, 2004, 2003 and 2002 amounted to $1.1 million, $1.0 million and $1.0 million, respectively.

Note 28 - Post balance sheet events

Subsequent to the year end, in April 2004, CHL acquired the entire issued share capital of Ohsea Holdings Limited (“Ohsea”) for an aggregate consideration of approximately $5.5 million. The consideration was satisfied by the issue of 788,220 ordinary shares of CHL, representing approximately 1.3 percent of the enlarged issued share capital of CHL. Ohsea is a holding company, incorporated in the United Kingdom, whose principal asset is its wholly owned investment in Professional Staff Limited (“Professional Staff”), a company incorporated in the United Kingdom, which was acquired by Ohsea in July 2003. Professional Staff and its subsidiaries are a staffing services group based mainly in the United Kingdom and the United States, providing temporary and permanent staff recruitment services principally to the Scientific and Telecoms/Technology markets.

At the date of acquisition of Ohsea by CHL, the shareholders of Ohsea included CS Services Limited (a company incorporated in Belize and controlled by Lord Ashcroft), which held 65.9 percent of the issued share capital of Ohsea.

Having consulted with a leading European investment banking firm regarding the fairness and reasonableness of the transaction, the independent non-executive directors of CHL unanimously approved the transaction.

The transaction will be accounted for by CHL using the “as-if” pooling of interests method of accounting due to the existence of a common controlling shareholder, Lord Ashcroft, in both CHL and Ohsea. The acquisition of the non-controlling minority interest in Ohsea will be accounted for by CHL using the purchase method.

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Press Release

Carlisle Holdings Limited

FOR IMMEDIATE RELEASE

CARLISLE HOLDINGS LIMITED ANNOUNCES PAYMENT OF ITS DIVIDEND

Belize City, Belize, August 31, 2004 – Further to the dividend declared by Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) (“Carlisle”) on July 30, 2004, the shares in Seashell Group Limited (London: SSH) (“Seashell”) were admitted to trading on the Alternative Investment Market today. The Carlisle dividend is therefore now unconditional.

Share certificates representing Seashell shares will be dispatched shortly to qualifying Carlisle shareholders other than those shareholders who are citizens, residents or nationals of the United States (including US based custodians, nominees or trustees for persons who are not, or who are, citizens, residents or nationals of the United States). Qualifying Carlisle shareholders will receive approximately 16.55 shares in Seashell for each 100 Carlisle Shares registered in their name at 4:30pm New York Time on August 9, 2004.

Carlisle shareholders who are citizens, residents or nationals of the United States (including US based custodians, nominees or trustees for persons who are not, or who are, citizens, residents or nationals of the United States) will receive approximately US$15.22 for each 100 Carlisle shares registered in their name at 4:30pm New York Time on August 9, 2004.

The Seashell shares are tradeable from today and will be eligible for electronic settlement through CREST in the United Kingdom in the form of Depository Instruments from September 7, 2004.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport and Public Sector).

Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services, Scientific and Telecoms/Technology and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of over 7,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

In the UK	In the US
Carlisle Group	Makinson Cowell
020-7248-6700	212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

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